

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 5, 2017

<u>Via E-mail</u>
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

> **Re: Yangtze River Development Limited**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 20, 2016**
> **File No. 333-209579**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2016 letter.

<u>General</u>

1.   We note your response to comment 1 of our letter, and we reissue the comment. Your total assets were $394.8 million as of September 30, 2016. Under the Armada Agreement, Wight agreed to issue to you 100 million of its preferred B membership units valued at a minimum of $10 per unit for an aggregate value of $1 billion, which will be converted to limited partnership units in Armada LP with an aggregate value of $1 billion upon Armada GP's contribution of its interest in Wight to Armada LP. Thus, it appears that securities of Wight and, subsequently, Armada LP will comprise a significant proportion of your total assets. Please provide us with a detailed analysis as to whether Yangtze River Development or its subsidiaries is an investment company as defined under the Investment Company Act of 1940 and subject to registration under the Investment Company Act.

Description of Business

Armada Financing, page 32

2.   We note your response to comment 3 of our letter and your disclosure on page 43 regarding the $1.66 billion valuation of the company, which you state "is a fair reflection of the value of the project in Wuhan to be completed in 3 years based upon a valuation report issued by an experienced real estate valuation agency in China - Beijing Jinggang Real Estate Appraisal Co., Ltd., an independent third party who holds the 'Qualification Certificate for Real Estate Appraisal Company' in the People's Republic Of China." Please revise to clarify whether $1.66 billion is the valuation of the company or of the Wuhan project. Please also revise to describe the basis for Beijing Jinggang Real Estate Appraisal Co., Ltd.'s determination that $1.66 billion is a fair reflection of the value of the project in Wuhan. Additionally, please tell us what consideration you have given to identifying Beijing Jinggang Real Estate Appraisal Co., Ltd. as an expert and filing a consent of Beijing Jinggang Real Estate Appraisal Co., Ltd. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

3.   We note your response to comment 7 indicating that you intend to use the cost method to account for your investment in Wight International Construction LLC. We further note your statement indicating that you do not have significant influence over Wight. Please clarify your analysis of the guidance outlined within paragraphs 323-10-15-6 to 11 of the Financial Accounting Standards Codification (ASC) in determining that significant influence does not exists. Your response should outline all facts and circumstances regarding your relationship with Wight that support your conclusion.

4.   We note that your equity interest within Wight is approximately 62.5%. Please clarify your consideration of paragraph 323-30-S99-1 of the ASC in determining that cost method accounting is more appropriate than equity method accounting.

5.   We have considered your response to comment 7 and note your intention to account for your investment under the cost method based on the fair value of the shares issued. It appears you propose to value the shares issued at values of either $8.33 per share or $10.00 per share. Such values appear to be almost double your current trading price per share. Please clarify and disclose the facts and circumstances that support the values you intend to utilize for accounting purposes and explain why your current trading price is not an adequate reflection of the fair value of the transaction. Please cite any GAAP guidance relied upon that supports the use of your determined fair value instead of the current trading price of your common stock.

      You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John O'Leary
       Lucosky Brookman